UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-43448

Air Water Ventures Limited

(Translation of registrant’s name into English)

Unit 3, Kizad KLP FZ, Kizad

Abu Dhabi, UAE

PO Box 109214

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As an exempted company incorporated in the Cayman Islands that is listed on the Nasdaq Global Market (“Nasdaq”), Air Water Ventures Limited (the “Company”) is subject to Nasdaq corporate governance listing standards, with certain exceptions. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A) and other applicable exemptions, which provide (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country corporate governance practices in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company has elected to be exempted from the following requirements of the Nasdaq Marketplace Rule 5600 Series:

(i)	Nasdaq Marketplace Rule 5635(a), which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Marketplace Rule 5635(b), which sets forth the circumstances under which shareholder approval is required prior to an issuance or potential issuance of securities of the Company that will result in a change of control of the Company; and

(iii)	Nasdaq Marketplace Rule 5635(d), which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or voting power outstanding before the issuance, at a price that is less than the minimum price (as defined in Nasdaq Listing Rule 5635(d)).

In lieu of the shareholder approval requirements set forth in Nasdaq Listing Rules 5635(a), (b) and (d), the Company intends to follow its home country practice in the Cayman Islands, where there is no established or normal practice, and no requirement under Cayman Islands law, to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company, change of control of the Company or a transaction other than a public offering, subject to applicable Cayman Islands law and the Company’s Amended and Restated Memorandum and Articles of Association.

The Company’s Cayman Islands counsel, Conyers Dill & Pearman LLP (“Cayman Counsel”), has provided a letter (the “Home Country Exemption Letter”), as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and the Company’s currently effective Amended and Restated Memorandum and Articles of Association, the Company is not prohibited from adopting the corporate governance practices as described above.

A copy of the Home Country Exemption Letter is furnished as Exhibit 99.1 to this Form 6-K. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2026	AIR WATER VENTURES LIMITED

	By:	/s/ David Tuerff
		Name:	David Tuerff
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Home Country Exemption Letter

3